UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024
Commission File Number 000-51138

GRAVITY CO., LTD.
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(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

PUBLIC NOTICE FOR CONVOCATION OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF GRAVITY CO., LTD. (the "Company")

We would like to inform the Company’s shareholders that the Annual General Meeting of Shareholders (“AGM”) will be held pursuant to Article 22 of the Articles of Incorporation and that all shareholders registered as of December 31, 2023 are cordially invited to attend the Annual General Meeting of Shareholders.

1. Date and Time: Friday, March 29, 2024, at 10:00 A.M. (Seoul Time)

2. Venue: Conference Room #1 located at 4F, Business Tower, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795 Korea

3. Agenda

a) Agenda to be reported
Agendum 1: Audit Results, Business Reports and Management’s Report on Internal Control over Financial Reporting for the Fiscal Year 2023 (from January 1, 2023 to December 31, 2023)
b) Agenda to be proposed for resolution
Agendum 1: Approval of Consolidated and Non-consolidated Financial Statements for the Fiscal Year 2023
2: Approval of Appointment of Directors
3: Approval of the Compensation Ceiling for Directors in 2024

Agendum 1: Approval of Consolidated and Non-consolidated Financial Statements for the Fiscal Year 2023

<Summary of Consolidated Financial Statements>

	2022	2023		2022	2023
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	444,094	578,181	Revenues	463,618	725,516
Total liabilities	113,914	114,453	Operating Income	104,842	161,005
Capital stock	3,474	3,474	Income before income tax	109,882	168,699
Total shareholders’ equity	330,180	463,728	Net Income	83,058	131,982

<Summary of Non-consolidated Financial Statements>

	2022	2023		2022	2023
	(In millions of Korean Won)			(In millions of Korean Won)
Total Assets	292,309	376,446	Revenues	232,717	242,775
Total liabilities	31,717	45,685	Operating Income	62,145	70,755
Capital stock	3,474	3,474	Income before income tax	75,204	92,063
Total shareholders’ equity	260,592	330,761	Net Income	54,915	70,170

* The consolidated financial statements and the non-consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

* The consolidated financial statements and non-consolidated financial statements are not completely audited and would be subject to availability. Please refer to the consolidated financial statements and non-consolidated financial statements including the independent auditor’s opinion, due to be disclosed later.

Agendum 2: Approval of Appointment of Directors

- 9 persons are nominated for reappointment as the terms expire in March 2024 and 2 persons are nominated for appointment.

Name	Major experience	Memo
Hyun Chul Park
Gravity Co., Ltd., Chief Executive Officer (2011-present), Corporate Management Office, Officer (2009-2011)
Gravity NeoCyon, Inc., Director (2009-present), Chief Operating Officer (2012-present), Chief Strategy Officer (2010-2012)
Gravity Games Corporation, Director (2010-2018)
Gravity Interactive, Inc., President (2021-present), Director (2014-present)
Gravity Communications Co., Ltd., Director (2018-2023)
Gravity Game Arise Co., Ltd., Director (2019-2021)
GungHo Online Entertainment, Inc., General Manager of GV Business Division (Formerly known as International Business Division) (2007-present)

Tokyo College of Technology (currently, Tokyo College of Automotive Technology), Diploma in Automotive Maintenance (1998)
Reappointment
Yoshinori Kitamura
Gravity Co., Ltd., Chairman of the Board of Directors (2011-present), Executive Director and Chief Operating Officer (2008-present), Chief Compliance Officer (2022-present)
Gravity NeoCyon, Inc., Chief Executive Officer (2009-present), Director (2008-2009)
Gravity Interactive, Inc., Chief Executive Officer (2008-present)
Gravity Entertainment Corporation, Chief Executive Officer (2008-2019)
Gravity Games Corporation, Director (2010-2018)
Gravity Communications Co., Ltd., Chief Executive Officer (2018-present)
PT Gravity Game Link, Chief Executive Officer (2019-present)
Gravity Game Tech Co., Ltd., Chief Executive Officer (2019-present)
Gravity Game Arise Co., Ltd., Chief Executive Officer (2019-present)
Gravity Game Hub PTE., Ltd., Chief Executive Officer (2021-present)
Gravity Game Vision Limited, Chief Executive Officer (2022-present)
GungHo Online Entertainment, Inc., Director (2006-present), Executive General Manager of GV Business Division (Formerly known as International Business Division) (2007-present), General Manager of Marketing Division (2003-2007)

Bunkyo University, B.A. in English Language and Literature (1992)
Reappointment
Kazuki Morishita
Gravity Co., Ltd., Executive Director (2008-present)
GungHo Online Entertainment, Inc., President & Chief Executive Officer (2004-present), Chief Operating Officer (2002-2004)
Game Arts Co., Ltd., President (2008-present), Director (2005-2008)
GungHo Online Entertainment America, Inc., Director (2012-present)
SUPER TRICK GAMES, Inc., Chairman of Board of Directors (2022-present), Chief Executive Officer (2018-2022), Director (2013-2018)
SQUAD STARS, Inc., Chief Executive Officer (2023-present)
Grasshopper Manufacture, Inc., Director (2018-2021)

High School affiliated with Chiba University of Commerce (1992)
Reappointment

Kazuya Sakai
Gravity Co., Ltd., Executive Director (2009-present)
GungHo Online Entertainment, Inc., Chief Financial Officer (2004-present), Director (2005-present), Investor Relations Officer (2011-2014)
GungHo Online Entertainment America, Inc., Director (2012-present)
SUPER TRICK GAMES, Inc., Director (2013-present)
Gungho Online Entertainment Asia Pacific PTE. Ltd., Director (2014-present)
GAME ARTS Co., Ltd., Director (2017-present)
SQUAD STARS, Inc., Director (2023-present)
Acquire Corp., Auditor (2011-2015), Director (2015-Present)
PlayPhone, Inc., Director (2015-2019)
Grasshopper Manufacture, Inc., Director (2018-2021)
mspo, Inc., Director (2018-2021)

Kyushu Sangyo University, B. Com.(1987)
Reappointment
Koji Yoshida
GungHo Online Entertainment, Inc., Director (2012-present), Executive General Manager of Business Administration Division and Chief Customer Officer and Chief Crisis Management Officer (2011-present)
Gungho Online Entertainment Asia Pacific PTE. Ltd., Director (2014-present)
SQUAD STARS, Inc., Director (2023-present)
Acquire Corp., Director (2014-2023)

Keio University, B.A. in Economics (1977)
Appointment
Jung Yoo
Gravity Co., Ltd., Independent Director (2011-present)
Merry Year International, Director (2014-present)
Samhasa GP, Representative Partner (2007- present)
Euidang Foundation, Member of the Board of Trustees (2007-present)

University of Southern California, B.A. in East Asian Languages and Cultures (1984)
Waseda University, M.A. in Commerce (1987)
INSEAD, MBA (1995)

Reappointment
Yong Seon Kwon
Gravity Co., Ltd., Independent Director (2019-present)
Jeonghyeon Tax Services Company, Director (2019-present)
Sokcho Tax office, Taxpayer Advocate Manager (2015-2018)
Jungbu Regional Tax office, Litigation Officer (2012- 2014)
Jungbu Regional Tax office, Investigation Team Manager (2010-2012)
National Tax Service, Tax Office, Investigator (1983-2009)

University of Seoul, B.A. in Accounting (1986)
Reappointment

Kee Woong Park
Gravity Co., Ltd., Independent Director (2020-present)
APEX LLC., Chief Managing Partner (2009-present)
Trust Science Institute of Korea, Vice President (2019-present)
Investigation Review Committee of Supreme Prosecutors’ Office, Member (2018-2023)
Kwang-Sung School Foundation, Director (2014- present)
The Korean Commercial Arbitration Board, Arbitrator (2002-2020)
The Judicial Research & Training Institute, Supreme Court of the Republic of Korea
(1989)

University of British Columbia, Asia Law Center (Visiting Scholar) (2004-2005)
Seoul National University, College of Law (LL.B.) (1985)
Reappointment
Heung Gon Kim
Gravity Co., Ltd., Director (2021-present), Chief Financial Officer (2008-present), Accounting team manager (2004-2006), Accounting Treasury General Manager (2006-2007), Executive General Manager of Finance Division (2007-2008)
Gravity Interactive, Inc., Vice President (2021-present), Chief Financial Officer (2009-2020), Director (2011-present)
Gravity Games Corporation, Director (2010-2018), Chief Executive Officer (2013-2018), Liquidator (2018)
Gravity Entertainment Corporation, Director (2011-2019)
Gravity NeoCyon, Inc., Director and Chief Financial Officer (2011-present)
Gravity Communications Co., Ltd., Director and Chief Financial Officer (2018-present)
PT Gravity Game Link, Director (2019-present)
Gravity Game Tech Co., Ltd., Director (2019-present)
Gravity Game Arise Co., Ltd., Director (2019-present)
Gravity Game Hub PTE., Ltd., Director and Chief Financial Officer (2021-present)
Gravity Game Vision Limited, Director and Chief Financial Officer (2022-present)
Modottel, Inc., Accounting team manager (2002-2004)

Chung Ang University, B.A. in Accounting (1992)
Reappointment

Hyo Eun Lim
Gravity Co., Ltd., Independent Director (2023-present)
Hanul LLC, Accountant (2022-present)
Korea University Alumni Association of Economics Department, Finance Director (2018-present)
ORIX Capital Korea Corp., Investment examination & Review Team Manager (2016-2022)
ORIX Capital Korea Corp., Risk Management Team Manager (2018-2020)
Ernst&young Global Limited, Senior Manager of IFRS Team (2010-2011)
Ernst&young Global Limited, Senior Manager of Assurance HQ (2009-2010)
Registered as a member of the KICPA(Certified Public Accountant)/KICTA(Certified Tax Accountant) (2004)

Dongguk University, M.A. in Buddhist Studies(2021-present)
Korea University, B.A. in Economics(2000)
Reappointment
Geum Ok Sim
Accounting Corporation G-Pyung, Director (2019-present)
Jinil, Eujin Accounting Corporation, Director (2016-2019)
Gachon University, Adjunct Professor in Dept. of B.A. (2017-2018)
T-Stone Co., Ltd., TIME Education Co., Ltd., Director (2008-2016)
KPMG Samjong Accounting Corp., Audit Team Manager (2001-2008)
KPMG SanTong Accounting Corp., Accountant (1996-2000)

Gachon University, Ph.D. in Accounting & Taxation (2021)
Yonsei University, M.A. in Business Law (2017)
Kyungwon University, B.A. in Accounting (1996)
Appointment

Agendum 3: Approval of the Compensation Ceiling for the Directors in 2024

- For 2024, it is proposed to maintain KRW 4 billion as the total remuneration limit for Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer
Date: March 7, 2024